CONFIDENTIAL TREATMENT REQUESTED

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

VIA EDGAR AND OVERNIGHT COURIER

July 8, 2005

Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	FindWhat.com, Inc. (now known as Miva, Inc.) Form 10-K/A for the Year Ended December 31, 2004 File No. 000-30428

Dear Mr. Jacobs:

We are in receipt of the Staff’s letter to FindWhat.com, Inc. (now known as Miva, Inc.) dated June 17, 2005 concerning the above-referenced filing.

As documented by reports on Form 8-K and Form 8-K/A filed June 6 and June 16, 2005, respectively, FindWhat.com, Inc. changed its name to MIVA, Inc. on June 13, 2005. In this correspondence and any other correspondence which may follow, we will refer to the registrant as “MIVA,” the “Company” or “we” and the Company’s subsidiaries by their new names (e.g. our subsidiary, Miva Corporation, will be referred to as MIVA Small Business).

As disclosed in the Company’s Form 8-K/A dated May 16, 2005, Ernst & Young LLP, our independent registered certified public accounting firm, resigned effective May 10, 2005.  Please be advised that the Company is in the process of engaging a replacement independent registered certified public accounting firm for 2005.  The Company advises the Staff that it will show the responses contained in this letter to its independent public accounting firm when such firm is engaged and will supplement the responses contained herein if advised to do so by its new auditors.

Because of the commercially sensitive nature of certain information contained herein, this letter is accompanied by a request for confidential treatment of selected portions of this letter. The Company is requesting confidential treatment for selected portions of this letter, including in connection with the Freedom of Information Act pursuant to the exception provided thereunder, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended, and Rule 83 of the Securities and Exchange Commission’s Rules on Information and Requests, 17 C.F.R. 200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For ease of convenience in this letter, the Staff’s comments that were set forth in the June 17 letter appear in italics directly above our responses. Under separate cover and via overnight courier, in addition to the letter requesting confidential treatment and a marked copy of this correspondence, we are providing to you a copy of this letter and the June 17 letter.

CONFIDENTIAL TREATMENT REQUESTED

Comment Letter

Form 10-K/A for the year ended December 31, 2004

Financial Statements and Notes

Note C – Mergers and Acquisitions, pages F-16 to F-20

Miva, page F-16 to F-17

1.	Please disclose to us the turnover rate you assumed in your 15 year cash flow valuation, and the basis for this assumption including the number of hosting companies with whom you have relationships and their operating history. Address how such factors as the success rate of small to medium sized companies that comprise your customer base, as well as use of your product and services in an emerging and competitive market, impacts and was considered in the ability of the hosting company to achieve the level of operating performance necessary to provide the net revenues in your valuation. Also, explain how you considered Miva’s short operating history in your determination of useful life. Finally, please tell us whether using an amortization methodology correlated to the projected cash flows, net of turnovers, has a significant impact when compared to the straight-line methodology.

a.	Turnover rate assumed in our 15 year cash flow valuation? Our 15 year cash flow valuation assumed an estimated annual growth rate of [***]% offset by a survivor curve related to customer turnover. The survivor curve related to turnover assumed an estimated annual rate of decay of [***]% of the remaining balance of the original customers. As a result of our growth and turnover assumptions, the cash flow projections used in our cash flow valuation assumed revenue generated by web hosting companies decreased approximately [***]% each year.

b.	Basis for assumption? The turnover rate used in the original valuation was a management judgment based on discussions with the leadership team at MIVA Small Business and our own assessments. Subsequent detailed analysis indicates that the turnover rate was a reasonable estimate. The data analysis considered the number of software licenses registered and the related hosting companies that terminated or did not renew their agreements compared to total licenses registered. Based on the analysis, the actual weighted average annual turnover rate appears to be less than [***]%. Approximately [***]% of the licenses registered to date have been sold through the top [***] hosting companies. MIVA Small Business has been doing business with these top hosting companies for several years and has seen very little turnover in this group of customers.

c.	Number of hosting companies with whom you have relationships? We have relationships with over [***] hosting companies, it should be noted that the top [***] hosting companies represent [***]% of total licenses sold since 1998.

d.	Operating history of those hosting companies? As noted above nearly all of licenses sold to date are from the top [***] hosting companies ([***] purchased licenses within the last 12 months). MIVA Small Business has been selling licenses to hosting companies for approximately 8 years. On a weighted average basis, the top [***] hosting companies have been buying licenses from MIVA Small Business for approximately [***] years.

CONFIDENTIAL TREATMENT REQUESTED

The hosting companies that comprise the MIVA Small Business customer base are a broad selection of companies from large multinational public corporations to smaller public companies and privately-held firms, all providing national and regional hosting services for e-commerce clients.

e.	Impact of the following factors on Hosting company’s ability to generate projected cash flow:

i.	Success rate of small to medium sized companies that comprise customer base. The stated market focus and targeted end users for MIVA Small Business products are small and medium-sized businesses. However, MIVA Small Business products are delivered to these businesses primarily through third-party hosting companies. With respect to the customer relationships intangible asset, the businesses from which revenue and cash flows are generated are a more established group of entities with higher success rates than the end-users of the product. MIVA Small Business customers provide servers and other products to allow small to medium-sized businesses accomplish their e-commerce function. The success rate for small to medium-sized businesses is a concern; however, we believe the industry and the population of web hosting companies is large enough to sustain and grow our revenues and cash flows in accordance with our valuation assumptions. In addition, while the success rate of small and medium-sized businesses is lower than for larger businesses, the barriers to entry are also lower. As a result, an industry servicing small and medium-sized businesses can also benefit from the number of new enterprises being initiated seeking to establish e-commerce solutions for their online businesses.

ii.	Use of MIVA Small Business products and services in an emerging and competitive market. MIVA Small Business has a leading market share position in the hosting company market and has been selling licenses for eight years. The hosting companies generally promote and support only one e-commerce platform and have a broad installed base of MIVA Merchant software users. There are natural barriers to change, which makes it less likely for competitors to dislodge an incumbent e-commerce provider with a given hosting company.

f.	How did we consider MIVA’s short operating history in our determination of useful life? As mentioned above, MIVA Small Business has been selling licenses of their core technology for approximately eight years. In our judgment, this period of time has been sufficient to establish a reasonable turnover rate on which to base our estimates useful lives.

g.	Impact of amortization correlated to cash flows vs. straight-line? The impact of basing amortization correlated to cash flows does not appear to be materially different from the straight-line method. Supporting calculation as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Years 7-15

Straight-line
Amortization expense	$74	$74	$74	$74	$74	$74	$670

Based on cash flows
Amortization expense	106	102	98	93	91	85	539

Difference in amortization expense	(32)	(28)	(24)	(19)	(17)	(11)	131

CONFIDENTIAL TREATMENT REQUESTED

2.	Tell us how you grouped your customer relationships and how you evaluate them for impairment. Does each hosting company, customer or class of customer represent an asset group? Are your revenues from hosting companies based on a fixed fee or the volume and price of your service purchased by the end-user. Also, tell us whether any hosting companies have not renewed their contract and how that impacted the valuation and amortization of the asset.

a.	How did we group customer relationships? We grouped all long-lived assets recorded at MIVA Small Business when evaluating for impairment. We believe this methodology was considered reasonable by Ernst & Young LLP, our independent registered public accounting firm at that time. In our estimation (and in accordance with FASB Statement 142, paragraph 10), this asset group represented the lowest level for which identifiable cash flows were largely independent of the cash flows of other asset groups. In our judgment, it would be difficult to disaggregate customer relationships and agreement’s cash flow from the developed technology and fixed asset’s cash flow.

b.	How did we evaluate customer relationships for impairment? According to the provisions of FASB Statement No. 144, we tested the asset group for recoverability based on estimates of future undiscounted cash flows for the remaining useful life of the asset group. The asset group consisted of technology equipment and definite-lived intangibles acquired in the business combination with MIVA Small Business. The definite-lived intangibles included assets related to developed technology, customer relationships, partner agreements, service agreements and agreements with resellers. In accordance with FASB Statement No. 144 paragraph 18, the remaining useful life of the asset group was based on the remaining useful life of the primary asset of the group, which was judged to be developed technology. The cash flows used included the future cash flows that were directly associated with the asset group and were expected to arise as a direct result of the use and eventual disposition of the asset group. Based on our evaluation, and in accordance with FASB Statement No. 144 paragraph 7, no impairment existed as the carrying amount of the long-lived asset group was recoverable and did not exceed its fair value. The carrying amount of a long-lived asset group was deemed recoverable as it did not exceed the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group.

c.	Does each hosting company, customer or class of customer represent an asset group? The asset group consisted of all long-lived assets for MIVA Small Business.

d.	Are revenues from hosting companies based on a fixed fee or the volume and price of services purchased by the end-user? [***].

e.	Any hosting companies that have not renewed their contract? [***] Our actual results for renewals of hosting company contracts based on the numbers of licenses sold have been consistent and slightly better than the assumptions made in our cash flow projections.

f.	If any, how that impacted the valuation and amortization of the asset? As noted above, our actual results for renewals of hosting company contracts have been consistent and slightly better than the assumptions made in our cash flow projections.

CONFIDENTIAL TREATMENT REQUESTED

Statement of the Company

As the Staff has requested in the Comment Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any questions or would like any additional information.

Sincerely,

/s/ Kenneth S. Cragun
Kenneth S. Cragun
Interim Chief Financial Officer